SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Utah Medical Products, Inc.

(Name of Subject Company (Issuer))

Utah Medical Products, Inc.

(Names of Filing Persons (Issuer and Offeror))

Common Stock, $0.01 par value per share

(Title of Class of Securities)

917488108

(CUSIP Number of Class of Securities)

Kevin L. Cornwell

Chairman & CEO

Utah Medical Products, Inc.

7043 S 300 W

Midvale, UT 84047

Telephone: (801) 566-1200

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications on Behalf of Filing Persons)

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Utah Medical Products, Inc. Clarifies Tender Offer Expiration Date

Contact:  Brian Koopman September 25, 2026

   (801) 566-1200

Salt Lake City, Utah – Utah Medical Products, Inc. (Nasdaq: UTMD) is offering to purchase up to 650,000 shares of its common stock at $75.00 per share. The conditions of the Offer are explained in detail in the SEC Form TO Offer to Purchase and Letter of Transmittal filed with the SEC at

https://www.sec.gov/Archives/edgar/data/706698/000109690626001428/0001096906-26-001428-index.html

The Offer is scheduled to expire at 5:00 p.m. New York City time, on October 7, unless extended by UTMD. October 7 is a Wednesday.  Some of UTMD’s previous announcements indicated incorrectly that October 7 is a Tuesday.

The Company regrets any confusion caused by the error.

Utah Medical Products, Inc., with particular interest in health care for women and their babies, develops, manufactures and markets a broad range of disposable and reusable specialty medical devices recognized by clinicians in over a hundred countries around the world as the standard for obtaining optimal long-term outcomes for their patients.  For more information about Utah Medical Products, Inc., visit UTMD’s website at www.utahmed.com.